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SEC FILE NUMBER
8-68358

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/23 (MM/DD/YY) AND ENDING 12/31/23 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KKR Capital Markets II LLC (f/k/a MCS Capital Markets LLC)

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Hudson Yards
(No. and Street)

New York	NY	10001
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Knox	212-659-2022	John.Knox@KKR.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	New York	NY	10112
(Address)	(City)	(State)	(Zip Code)

10/20/03	34
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KKR CAPITAL MARKETS II LLC (FKA MCS CAPITAL MARKETS LLC)

TABLE OF CONTENTS

☑ **This filing** contains (check all applicable boxes):**

☑ (a) Statement of financial condition.
☑ (b) Notes to statement of financial condition.
☐ (c) Statement of income.
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in member's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3.
☐ (l) Computation for Determination of PAB Requirements pursuant to Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2).
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, and the reserve requirements under 17 CFR 240.15c3-3, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5.
☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5.
☐ (w) Independent public accountant's report based on a review of the exemption report under FR 240.17a-5.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other:

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KKR CAPITAL MARKETS II LLC (FKA MCS CAPITAL MARKETS LLC)
(A wholly owned subsidiary of KKR Capital Solutions LLC (fka Merchant Capital Solutions LLC))
(SEC I.D. No. 8-68358)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY
USA

Tel: 1 + 212 492 4000
Fax: 1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of KKR Capital Markets II LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of KKR Capital Markets II LLC (the "Company") as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 28 2024

We have served as the Company's auditor since 2013.

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm of KKR Capital Markets II LLC (fka MCS Capital Markets LLC), for the year ended December 31, 2023 is true and correct. I further affirm that neither the Company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

John Knox ____________________ February 28, 2024

Signature Date

Financial and Operations Principal

Title

Mary Frances Fox ____________________

Notary Public

MARY FRANCES FOX
Notary Public, State of New York
No. 01FO4982264
Qualified in Queens County
Commission Expires May 28, 2027

KKR CAPITAL MARKETS II LLC (FKA MCS CAPITAL MARKETS LLC)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2023

ASSETS		
Cash and cash equivalents	$	12,931,308
Prepaid expenses and other assets		25,935
TOTAL ASSETS	$	12,957,243
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	54,100
Due to affiliate		13,000
Total liabilities	$	67,100
Commitments and contingencies (See Note 3)		
Member's equity	$	12,890,143
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,957,243

The accompanying notes are an integral part of this financial statement.

1. Organization and Business

KKR Capital Markets II LLC (fka MCS Capital Markets LLC) (the "Company"), a wholly owned subsidiary of KKR Capital Solutions LLC (fka Merchant Capital Solutions LLC) (the "Parent" or "KCS"), is a limited liability company that was formed under the laws of Delaware. Effective in November 2016, KKR Capital Markets Holdings L.P. ("KCMH") became the sole owner of KCS. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KCMH and its affiliates provide administrative services to KCS and the Company pursuant to certain service agreements. On December 4, 2023 the Company changed its name from MCS Capital Markets LLC to KKR Capital Markets II LLC.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company chose to suspend primary operations in 2017, and accordingly the only revenue is interest income. Previously, the Company's primary operations were to provide capital markets, advisory and underwriting services to mid-market and sponsor-backed third parties seeking to raise capital through the public or private capital markets. The Parent and its affiliates plan to continue to support the operations of the Company to the extent needed.

2. Summary of Significant Accounting Policies

Basis of presentation

The Statement of Financial Condition is prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ materially from these estimates.

Cash and cash equivalents

Generally, the Company considers liquid short-term investments, including money market funds with original maturities of three months or less when purchased, to be cash equivalents. Cash and cash equivalents are held by two financial institutions and are subject to the credit risk of each respective financial institution. The financial institutions have investment grade credit ratings. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $12,839,970, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Financial instruments not measured at fair value

Certain of the Company's financial assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: Prepaid expenses and other assets, Due to affiliate and Accounts payable and accrued expenses.

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, New York state and local income tax purposes. KCMH is the sole shareholder of the Parent, and is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from the Company's allocable share of NYC source income. Such amount is included within Due to affiliate in the accompanying Statement of Financial Condition.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2023, these differences were insignificant.

At December 31, 2023, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 15, 2013 the Company entered into a services agreement with KCMH (the "Services Agreement") whereby KCMH and its affiliates provide services, office facilities, office equipment, and personnel reasonably necessary to operate the business of the Company. To the extent that such allocable costs are reimbursable costs, the Company will reimburse KCMH and its affiliates or the Parent. See Note 4 "Related party and affiliate transactions" for further discussion on related party transactions.

Recently Issued Accounting Pronouncements
In November 2023, the FASB issued ASU 2023-07 "Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures" ("ASU 2023-07"). ASU 2023-07 intends to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. This is effective for fiscal years beginning after December 15, 2023. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements and disclosures.

In December 2023, the FASB issued ASU 2023-09 "Improvements to Income Tax Disclosures" ("ASU 2023-09"). ASU 2023-09 intends to enhance the transparency and decision usefulness of income tax disclosures, requiring disaggregated information about an entity's effective tax rate reconciliation as well as income taxes paid. This is effective for fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of the adoption of this guidance on its financial statements and disclosures.

3. Commitments and Contingencies

Litigation
From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in

regulatory proceedings against it. As of December 31, 2023, the Company believes that these matters will not have a material impact on the Statement of Financial Condition.

4. Related Party and Affiliate Transactions

Non-cash equity compensation
KKR and its affiliates allocate certain noncash compensation to the Company, which the Company does not reimburse KKR for, and which is recorded by the Company as noncash capital contributions. See Note 5, "Equity-Based Compensation" for further discussion on noncash compensation.

5. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions.

Service-Vesting Awards
On March 29, 2019, the 2019 Equity Incentive Plan became effective and is KKR's plan for providing equity-based awards.

Under the Equity Incentive Plan, KKR grants equity awards that are subject to service-based vesting to employees of the Parent, who provide services to the Company, that relate to common stock, which generally vest over a three to five year period from the date of grant (referred to hereafter as "Service-Vesting Awards"). In certain cases, these Service-Vesting Awards are subject to transfer restrictions and/or minimum retained ownership requirements. Holders of the Service-Vesting Awards will not participate in distributions until such awards have met their vesting requirements.

6. Income Taxes

The Company has recorded tax liability to the Parent of $13,000 for New York City UBT. All such UBT tax amounts are included in Due to Affiliate.

In the normal course of business, the Parent is subject to examination by federal, state and local income tax regulators. As of December 31, 2023 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2020 through 2022.

7. Regulatory Requirements

The Company is subject to the Alternative Method which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2023 the Company had net capital of $12,607,409 which exceeded the required net capital of $250,000 by $12,357,409.

8. Risks and Uncertainties

Certain events particular to the Company's industry as well as general economic, political, regulatory and public health conditions, may have a material adverse impact on the Company's investments and profitability. Such events are beyond the Company's control, and the likelihood that they may occur and the effect on the Company's use of estimates cannot be predicted. Actual results could differ from those estimates, and such differences could be material to the Statement of Financial Condition.

9. Subsequent Events

Company evaluated subsequent events through the date the Statement of Financial Condition was issued. There were no other subsequent events identified by the Company that should be disclosed in the notes to the Statement of Financial Condition.

* * * * *